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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68386

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____ 01/01/19 _____ AND ENDING _____ 12/31/19 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

BCMS Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

747 Third Avenue, 27th Floor
                                          (No. and Street)

New York, NY 10017
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kenneth George   (603) 380-5435
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spielman, Koenigsberg & Parker, LLP
                        (Name - if individual, state last, first, middle name)

1675 Broadway, 20th Floor, New York, NY 10019
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement
of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BCMS Capital Advisors, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of New York
County of New York
on March 2nd, 2020

Robert Goldsmith, President & CEO

Notary Public

This report contains (check all applicable boxes):

(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income (Loss).
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Subordinated Liabilities (not applicable)
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( )	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. (not applicable)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Consolidated Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report.
(x)	(n)	Report on management's assertion letter regarding 15c3-3 Exemption Report
(x)	(o)	Management's assertion letter regarding 15c3-3 Exemption Report



Spielman Koenigsberg & Parker, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BCMS Capital Advisors, LLC, as of December 31, 2019, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of BCMS Capital Advisors, LLC as of December 31, 2019, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of BCMS Capital Advisors, LLC's management. Our responsibility is to express an opinion on BCMS Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BCMS Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of BCMS Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of BCMS Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule of Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Spielman Koenigsberg & Parker, LLP

We have served as BCMS Capital Advisors, LLC's auditor since 2010.

New York, New York
February 27, 2020

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

Assets

Current		
Cash	$	558,322
Prepaid expense		310
Total assets	$	558,632

Liabilities

Accounts payable and accrued expenses	$	6,798
Income tax payable		15,000
Due to parent company		15,685
Total liabilities		37,483
Member's equity		521,149
Total liabilities and member's equity	$	558,632

The accompanying notes are an integral
part of these financial statements.

3

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF INCOME

For the Year Ended December 31, 2019

Revenue	$ 4,704,746
Expenses	
Salaries and related taxes	$ 456,591
Professional fees	139,482
Rent expense	138,593
Guaranteed payments	104,125
General and administrative	30,359
Insurance	15,231
Regulatory fees	10,330
Total expenses	894,711
Income from operations	3,810,035
Provision for income tax	
Local income tax	15,000
Net income	$ 3,795,035

The accompanying notes are an integral
part of these financial statements.

4

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2019

Member's equity, beginning of year	$	801,114
Capital distributions		(4,075,000)
Net income		3,795,035
Member's equity, end of year	$	521,149

BCMS CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Cash flows from operating activities:

Net income	$ 3,795,035
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Decrease in:	
Due from parent company	97,490
Prepaid expense	931
Increase in:	
Accounts payable and accrued expense	6,798
Income tax payable	15,000
Due to parent company	15,685
Net cash provided by operating activities	3,930,939

Cash flows from financing activities:

Capital distributions	(4,075,000)
Net cash used in financing activities	(4,075,000)
Net decrease in cash	(144,061)
Cash, beginning of year	702,383
Cash, end of year	$ 558,322
Local income tax paid by parent company	$ 15,000

The accompanying notes are an integral
part of these financial statements.

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

As of and For the Year Ended December 31, 2019

1. Organization

BCMS Capital Advisors, LLC ("BCMS" or the "Company") is a New York single member limited liability Company that was formed on August 14, 2009. BCMS is a wholly owned subsidiary of BCMS Corporate LLC. Effective August 30, 2010, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is currently engaged in finding buyers and sellers of businesses, effecting or facilitating securities transactions and consulting and advisory services relating to the acquisition of business enterprises. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph(k)(2)(i) of that rule.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Revenue Recognition

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). Advisory services are primarily comprised of merger and acquisition advice and structuring the purchase and sale of business and securities transactions. There were no unsatisfied performance obligations at December 31, 2019.

The Company's advisory revenue consist of success fees and deferred fees. Success fees consist of contractually agreed upon percentage of consideration transferred between buyers and sellers for transactions facilitated by the Company. These success fees cannot be less than a contractually agreed upon amount, which varies among contracts. Deferred fees are generally structured as a percentage of seller's notes, earn out fees, or cash held in escrow accounts. Future cash payments are released based on future quantitative requirements or the expiration of most indemnities. There were no unsatisfied performance obligations at December 31, 2019.

BCMS CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

As of and For the Year Ended December 31, 2019

Income Taxes

The Company is a pass-through entity for federal and state purposes, so no federal and state tax provisions are recorded. For New York City purposes, Unincorporated Business Tax is calculated based on taxable income allocated to New York City on a consolidated return with its parent company, BCMS Corporate LLC.

In accordance with US GAAP, the Company applied the standard related to accounting for uncertainty in income taxes and the related disclosures in 2019. The Company has assessed its income tax positions and has recorded a tax liability based upon management's evaluation of the facts, circumstances, and information available at the reporting date. No uncertainties exist that will materially affect management's evaluation at December 31, 2019.

The tax years of 2017, 2018 and 2019 remain subject to examination by federal, state, and local taxing authorities.

Accounts Receivable

Receivables from customers are reported at their outstanding principal balance, adjusted for any allowance of doubtful accounts. The Company performs ongoing credit evaluations of its customers and maintains allowances for doubtful accounts based on factors surrounding the credit risk of specific customers and other information. The Company estimates an allowance for doubtful accounts based on credit worthiness of its customers as well as general economic conditions, and evaluates credit risks associated with its customers on a continuous basis. There were no accounts receivable outstanding as of December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of expenses during the reporting periods. Accordingly, actual results could differ from those estimates.

3. Concentration of Credit Risk

The Company maintains its cash balance at a financial institution located in the New York metropolitan area. Concentrations of credit risk include cash on deposit with a financial institution amounting to $584,223 at December 31, 2019, which is insured up to $250,000 by the Federal Deposit Insurance Corporation ("FDIC").

The Company transacts business with several customers and discloses any concentration in revenue from those customers. The Company recognized revenue from transactions with fourteen non-recurring customers during the year ended December 31, 2019.

4. Liabilities Subordinated to General Creditors

The Company has no liabilities subordinated to general creditors.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. The rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The net capital and aggregate indebtedness change from day to day but net capital was $520,839 as of December 31, 2019. The Securities and Exchange Commission required net capital was $5,000 and excess net capital was $515,839 as of December 31, 2019.

6. Related Party Transactions

The Company is a wholly owned subsidiary of BCMS Corporate LLC (the "Parent"). The Company and the Parent entered into an expense sharing agreement for the allocation of certain expenses of the Company, including guaranteed payments to the company's president, and payment thereof by the Parent. The Company is also a sub-lessee of the Parent's several offices, in which both the Company and Parent reside. The Parent allocates rent to the Company on a per usage basis. This agreement is in compliance with the applicable SEC and FINRA rulings and interpretations. The total expenses allocated to the Company from the Parent were $533,175 for the year ended December 31, 2019.   The Company owed $15,685 to the Parent for allocation of certain expenses as of December 31, 2019.

The Company maintains a related party relationship with BCMS Corporate NA, Ltd, an entity in which the Company's president has a significant ownership share. The Company is charged certain expenses related to the facilitation of securities transactions by the Company in which BCMS Corporate NA, Ltd provides services. The total expenses allocated to the Company from BCMS Corporate NA, Ltd were $341,400. There was no outstanding balance payable to BCMS Corporate NA, Ltd as of December 31, 2019.

7. Commitments and Contingencies

The Company structures advisory service fees received into success fees, recognized on the contract execution date between the buyer and seller. The buyers and sellers of facilitated securities transactions performed by the Company set aside escrow accounts that are released upon completion of future performance levels.

8. Subsequent Events

The Company has evaluated subsequent events through February 27, 2020, the date on which the financial statements were available to be issued and determined there were no events that require to be measured or disclosed in the financial statements.

SUPPLEMENTARY INFORMATION

BCMS CAPITAL ADVISORS, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-1

December 31, 2019

Member's equity	$ 521,149
Less: nonallowable assets:	
Total non-allowable assets	(310)
Net capital	520,839
Computation of basic net capital requirement:	
Minimum net capital requirement (greater of 6 ⅔% of aggregate indebtedness or $5,000)	5,000
Capital in excess of minimum requirement	$ 515,839
Schedule of Aggregate Indebtedness	
Total liabilities	$ 37,483
Aggregate indebtedness	$ 37,483
Ratio of aggregate indebtedness to net capital	.072 : 1

There were no material differences between the computation of net capital in the above schedule and the amount reported in the Company's unaudited Form X-17A5, Part IIA filing (as amended) as of December 31, 2019.



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of BCMS Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) BCMS Capital Advisors, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BCMS Capital Advisors, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (exempt provisions) and (2) BCMS Capital Advisors, LLC stated that BCMS Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCMS Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCMS Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spielman Koenigsberg & Parker, LLP

New York, New York
February 27, 2020

BCMS CAPITAL ADVISORS, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17A-5
For the Year Ended December 31, 2019

BCMS Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

BCMS Capital Advisors, LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provisions throughout the most recent year without exception.

I, Robert Goldsmith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Robert Goldsmith, President

Date: February 27, 2020